      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2001


                                                      REGISTRATION NO. 333-57770

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               INTELLICORP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           94-2756073
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                      1975 EL CAMINO REAL WEST, SUITE 201
                      MOUNTAIN VIEW, CALIFORNIA 94040-2216
                                 (650) 965-5500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           -------------------------


                               JEROME F. KLAJBOR

                      1975 EL CAMINO REAL WEST, SUITE 201
                      MOUNTAIN VIEW, CALIFORNIA 94040-2216
                                 (650) 965-5500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                                RICHARD A. PEERS
                                MARINA REMENNIK
                      HELLER EHRMAN WHITE & MCAULIFFE, LLP
                              275 MIDDLEFIELD ROAD
                       MENLO PARK, CALIFORNIA 94025-3506
                           TELEPHONE: (650) 324-7000
                           FACSIMILE: (650) 324-0638

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE ARE NOT ALLOWED TO SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS


(SUBJECT TO COMPLETION) DATED MAY 17, 2001


                               INTELLICORP, INC.

                        7,383,904 SHARES OF COMMON STOCK
                   1,695,977 SHARES OF COMMON STOCK ISSUABLE
                           UPON EXERCISE OF WARRANTS
                           -------------------------

     These shares may be offered and sold from time to time by the security holders of the company identified in this prospectus. See "Selling Stockholders". The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares. We could receive proceeds from the exercise of the warrants.


     On May 7, 2001, we had 21,724,782 shares of common stock issued and outstanding. Our common stock trades on the Nasdaq SmallCap Market under the symbol "INAI". On May 16, 2001, the closing price for the common stock on the Nasdaq SmallCap Market was $1.00 per share.


                           -------------------------


     Beginning on page 4, we have listed "RISK FACTORS" which you should consider. You should read the entire prospectus carefully before you make your investment decision.


                           -------------------------

     The Securities and Exchange Commission and state regulatory authorities have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------


             The date of this prospectus is                  , 2001

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of IntelliCorp, Inc. common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.


     In this prospectus, the "company", the "Registrant", "IntelliCorp, Inc.", "we", "us" and "our" refer to IntelliCorp, Inc.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including IntelliCorp, Inc.) may be found.


     This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-57770). The registration statement contains more information than this prospectus regarding IntelliCorp, Inc. and its common stock, including certain exhibits. You can get a copy of the registration statement from the SEC at the address listed above or from its internet site.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.


                        SEC FILING
                     FILE NO. 0-13022                                PERIOD/FILING DATE
                     ----------------                                ------------------
Annual Report on Form 10-KSB...............................  Year ended June 30, 2000
Quarterly Reports on Form 10-QSB...........................  Quarters ended September 30, 2000,
                                                             December 31, 2000 and March 31,
                                                             2001
Report on Form 8-K.........................................  Filed on May 2, 2001
Registration Statement on Form 8-A describing the common     Filed on October 7, 1983
  stock....................................................


You may request a copy of these documents, at no cost, by writing to:

    IntelliCorp, Inc.
    1975 El Camino Real West, Suite 201, Mountain View, California 94040-2216
    Attention: Jerome F. Klajbor, Chief Financial Officer
    Telephone: (650) 965-5500

                                 ABOUT THE COMPANY


     We develop, market and support a comprehensive suite of consulting solutions for electronic business (eBusiness) conducted on the Internet and for software applications that help businesses manage customer relations (Customer Relationship Management or CRM), including Internet sales, sales force, call center and marketing automation applications. These consulting solutions are directed at businesses that utilize software produced by SAP, AG, an international supplier of comprehensive business application software. Our solutions, which consist of people, processes and technology, enable companies to accelerate the drive towards eBusiness by enabling them to integrate front-office applications with back-office applications that manage comprehensive financial, manufacturing, sales, distribution, and human resource functions (Enterprise Resource Planning or ERP systems).



                              RECENT DEVELOPMENTS



     Beginning in fiscal 2001, we changed our focus from software license products to consulting services that help Fortune 1000 companies rapidly enter the world of conducting electronic business on the Internet. Our consulting solutions provide SAP, AG customers with an eBusiness strategy that maximizes their ERP investment and minimizes integration and data management issues associated with implementing software packages that combine the best applications from many different vendors to create the best product of its type (best-of-breed software).



     In connection with this transition, in the quarter ended September 30, 2000 we initiated a reduction-in-force and transferred staff from software license product development to CRM/eCRM consulting services. In the last 12 months, a significant percentage of our revenue has been, and will continue to be, derived from consulting services and, to a lesser extent, software license product support. The operating margins for such services are substantially lower than the operating margins for our software license products. This disparity is principally due to the low cost of materials, royalties, and other costs associated with the Company's software license products, as compared to the relatively high personnel costs (including the higher cost of using outside consultants) incurred in providing consulting services. Our operating margins have, in the past, and may, in the future, vary significantly as a result of changes in the proportion of revenue attributable to consulting services and software license products. As the proportion of consulting and other services revenue increases, our overall margins will decrease accordingly. Our overall operating margins may thus be lower than those for software companies that do not derive such a significant percentage of revenues from consulting and other services.

                                  RISK FACTORS

     You should consider carefully the following risk factors, along with the other information contained or incorporated by reference in this prospectus, in deciding whether to invest in our securities. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements we make in this prospectus.


GROWTH IN CRM CONSULTING SERVICES REVENUE MAY NOT OCCUR



     Our sales forecast for fiscal 2001 anticipates a predominant portion of revenues will come from CRM consulting services. An existing backlog helps to insure continued growth in this area. Factors which could impact the level of revenues include, but are not limited to:



     - the continued sales of CRM consulting services



     - overall customer satisfaction with our CRM consulting services, and


     - a sustained knowledgeable workforce.


     Our future growth will depend heavily on CRM sales and retention and recruitment of qualified employees.



OUR SUCCESS DEPENDS UPON MARKET ACCEPTANCE OF BUSINESS PROCESS MANAGEMENT AND MODELING TECHNOLOGY



     The market for our solutions and products is evolving, and our growth in the area of business process management, in particular, depends upon broader market acceptance of business process management and modeling technology. Business process management represents a fundamental shift in the implementation and management of customers' SAP R/3 systems, that, from time to time, may or may not be compatible with implementation methodologies promoted by SAP, AG. SAP R/3 is a widely used business software application that comprehensively manages financial, manufacturing, sales, distribution and human resource functions. One example of this risk was SAP, AG's shift in the fall of 1998 from the Business Engineer technology (which relied more heavily on modeling technology) to their ASAP(TM) methodology (Accelerated SAP). ASAP methodology is a set of tools and procedures that speed up SAP, R/3 implementations. It took a significant amount of time to effectively integrate our products with the ASAP methodology and to re-position our solutions and their value appropriately in the marketplace. As a result, organizations may choose not to make the investment required to use our business process management tools and solutions for their ERP lifecycle needs.



     In addition, even if these products gain broader market acceptance, a number of other vendors offer competing products. There are also a number of other approaches to business and application modeling. See "We may not be able to keep pace with our competitors" below.



OUR SOLUTION FOR ENTERPRISE APPLICATION INTEGRATION TOOLS MAY NOT BE ACCEPTED OR BE SUCCESSFUL



     The market for enterprise application integration tools is well established and is fought over by a number of successful companies. Enterprise application integration tools enable customers to build, manage and monitor interfaces into and out of SAP R/3. The tools also ensure that the interface is successfully implemented and executes reliably. One of the key differentiating characteristics of LiveInterface, a tool that generates code so that data can be transferred between SAP R/3 and one or more external computer systems, is that it is written in ABAP, an SAP, AG proprietary language. This characteristic allows LiveInterface to reside "inside" the SAP R/3 system. The leading competitors typically endorse an ERP-independent approach to application integration. Our approach may not be accepted over that provided by other vendors. In addition, sales of our SAP R/3 based products will depend on the acceptance and use by consulting firms and others who assist their customers to implement the complex SAP R/3 system.

WE MAY NOT BE ABLE TO DEVELOP OUR PRODUCTS QUICKLY ENOUGH TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE



     The market for our solutions is characterized by:


     - ongoing technological developments,

     - evolving industry standards, and

     - rapid changes in customer requirements and increasing customer demands.

     As a result, our success depends upon our ability to continue to:

     - enhance our existing solutions,

     - develop and introduce in a timely manner new products that take advantage of technological advances, and

     - respond to new customer requirements and demands.

     We may not be successful in developing and marketing enhancements to our existing solutions or new solutions incorporating new technology on a timely basis. Also, our new solutions may not adequately address the changing needs of the marketplace. If we are unable to develop and introduce new solutions, or enhance existing solutions, in a timely manner in response to changing market conditions or customer requirements or demands, our business and results of operations will be materially and adversely affected.


     LiveInterface is written in the ABAP programming language. SAP, AG may discontinue or dramatically change the specifications of this language. The market for expert Windows and ABAP programmers is highly competitive. In addition, customer requirements and technology for the applications integration market is evolving very rapidly. New, follow-on technology and products will be necessary to remain competitive.



     Some of our products may depend on technology licenses from third parties. These licensed technologies may not be maintained and/or enhanced by their owners such that they can continue to provide the necessary functionality for our products. However, if such licensed technologies were to become unavailable or no longer functional, the impact on our revenue would be minimal. The impact on revenues could range from 1% to 5% of total revenue depending on the total sales of license software products which incorporate third party technology as well as the relative proportion of license software product sales to total revenue. The consulting service revenue in the first nine months of the Company's fiscal year 2001 has increased substantially relative to license software products revenue. As the relative proportion of consulting service revenue continues to increase over time as a total percentage of revenues, the impact of third party technology will also decrease.



WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS THAT MEET OUR CUSTOMERS' NEEDS



     Although we have a number of ongoing development projects, they are subject to the following risks:


     - development may not be completed successfully or on time,

     - projects may not include the features required to achieve market acceptance, and

     - enhancements to the product may not keep pace with broadening market requirements.


     From time to time the company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of our existing products. Such announcements of currently planned or other new products may cause customers to defer purchasing our existing products. In the past we experienced delays in software development, and we may experience further delays in connection with our current product development or future development activities. Delays or difficulties associated with new product introductions or product enhancements could have a material adverse effect on our results of operations. Software products as complex as those offered by us may contain undetected errors when first introduced or as new versions are released. Such errors may be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance. We have no insurance for this risk.

     We may consider, from time to time, purchasing technology from third parties. However, we may not be able to purchase new technology. Further, if we do acquire new technology, it may also have an adverse impact on our business.


WE MAY NOT BE ABLE TO REPLACE THE REVENUE CURRENTLY GENERATED BY A CONTRACT WITH SAP, AG



     We have been supporting SAP, AG with the custom development of SAP R/3 systems software applications since April 1996. Under our current contract, executed December 1999, we supply architecture and development personnel on an "as needed" project-by-project basis. As part of this time and material contract, fees charged are based on flat daily rates. This contract will expire in December 2001. The revenue from these development agreements have been one-time in nature. We may not be able to replace these revenues with other customer revenues, if and when these custom projects for SAP, AG cease. In addition, SAP, AG may not continue their relationship with us. Termination of this arrangement could adversely affect our financial results.



WE MAY NOT BE ABLE TO KEEP PACE WITH OUR COMPETITORS


     We believe that our ability to compete depends on factors both within and outside our control, including:

     - the timing and success of our newly developed solutions and products,

     - the timing and success of newly developed products by our competitors,

     - product performance and price, and

     - distribution and customer support.

     We may not be able to compete successfully with respect to these factors.


     The greatest competitive threat to our solution offerings is posed by large consulting firms, which include, Accenture Consulting, Cap Gemini/Ernst and Young, IBM Global Services, KPMG and PricewaterhouseCoopers. Other consulting companies that specialize in integrating electronic business applications, such as Scient and Viant, also pose a competitive threat to our solution offerings. Although these companies represent the major eCRM and eBusiness Integration players, we have extensive experience and knowledge of what it takes to implement and integrate highly optimized back-office ERP with eBusiness and CRM front-office systems. Unlike our competition, we have created and marketed business modeling and interface development tools for SAP R/3, as well as co-developed a number of SAP, AG's CRM product offerings, including a sales pricing engine and a sales configuration engine, which are part of SAP, AG's Internet Pricing and Configurator (IPC). IPC is an application for eBusiness that provides pricing and configuration for products at the point of sale.



THE MARKETS FOR OUR PRODUCTS ARE VERY COMPETITIVE, AND WE FACE NUMEROUS STRONG COMPETITORS INCLUDING SAP, AG


     The market for our software products has been intensely competitive and characterized by rapid change and frequent introduction of new products. The important competitive factors in the industry are the following:


     - acceptance of our products by the SAP, AG implementation partners,



     - continued close relationship with SAP, AG,


     - product sophistication, features and reliability,

     - product price and performance characteristics,

     - ease of understanding and operating the software, and

     - integration with conventional computing environments and the internet.

     We may not be successful in the face of increasing competition from new products and enhancements introduced by existing competitors and by new companies entering the market.


     Our advantage continues to be our close relationship with the SAP, AG development organization, and continued growth of this relationship is necessary to insure our success in the SAP R/3 market. This relationship is always at risk based upon our ability to perform the development work desired by SAP, AG and the alternatives available to it.



     We are at risk for encroachment into the value provided by LiveModel: SAP R/3 Edition by SAP, AG's continued improvement to the ASAP Implementation Toolkit. LiveModel is an application that accelerates SAP R/3 implementation by creating business process flow charts, enabling users to better understand and articulate their business requirements. As new facilities are added to this freely provided component of the SAP R/3 implementation toolset, the value of LiveModel may be jeopardized. We must continue to enhance LiveModel and/or introduce new products to retain and grow our revenues. Recently, we introduced NetProcess, which is a web-enabled version of LiveModel and LiveCapture. LiveCapture creates an up-to-date flowchart of the processes in a live SAP R/3 system so that the customer can determine which processes should be retained, revised or extended.



     SAP, AG also provides an environment that fosters competition to LiveModel by publishing a method (API) for integrating data with the SAP R/3 System. Existing competitors such as IDS Scheer and Micrografx already have access to these APIs, and other modeling tool companies may be interested in entering this market by using API's and their existing or planned products to offer valuable business process modeling capabilities to their customers.



     A major competitor in the SAP, AG business-modeling marketplace is IDS Scheer with the ARIS product line, which offers broad capabilities to reengineer business processes.



     Other competitors are expected to enter this process management marketplace. In addition, SAP, AG offers the ASAP Implementation Toolkit with a subset of capabilities of our products.


     The primary competitors to our LiveInterface product today are Mercator, Neon (formerly TSI), IBI and ETI. However, there are numerous other competitors that include data transformation and middleware vendors who have invested in technologies to access data within SAP R/3. Our strategy is to partner with these vendors and to develop follow-on product offerings that result in a more complete solution for the customer.


     The PowerModel business continues to decline primarily due to the declining market for internal application development. PowerModel aids a programmer's effort to translate business problems into software solutions, using object oriented programming. In addition, the focus for new application development is on Windows and Java applications. Since neither of these application delivery platforms is the primary development environment for PowerModel, PowerModel is susceptible to competition from many sources. The major market has been the existing customer base where the values of PowerModel facilities are appreciated, and the applications built with PowerModel continue to need support.



     Many of our current and prospective competitors have significantly greater financial, technical, manufacturing, sales and marketing resources. These companies, as well as other hardware and database software vendors can be expected to develop and market additional competitive products in the future. In addition, a variety of established companies are also building object-oriented products as extensions to their existing product lines. These events could have a material adverse effect on us.



OUR BUSINESS WILL SUFFER IF WE LOSE KEY PERSONNEL AND ARE UNABLE TO REPLACE THEM


     We are dependent upon a limited number of key management, technical and sales personnel, the loss of whom would be adverse to our business. In addition, in the future, we may need to augment or replace existing key management, technical, or sales personnel in order to maintain or increase our business. Because of the complexity and breadth of our product line in certain technical areas, we may have only a single employee with appropriate expertise. The loss of any such employee can have the effect of slowing down or halting development with respect to a product until we are able to locate and hire another technical person with the requisite expertise.

     In addition, certain management, technical and support personnel are relatively new to the Company, and our success in the future will depend in part on successful assimilation of new personnel. Our future success will depend in part upon our ability to attract and retain highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. The ability to recruit, on a timely basis, appropriate personnel to staff the various consulting/solutions and development efforts will be a key factor in the success of those projects.


     If we cannot recruit the appropriate personnel and must hire outside consultants to perform this work, our margins may be reduced. We may not be successful in hiring or retaining qualified personnel. It is particularly difficult to hire personnel with SAP, AG software and configure to order expertise. Loss of key personnel or inability to hire and retain qualified personnel could have a material adverse effect on our business and results of operations. From time to time, we have experienced significant turnover in our sales force. We may not be able to reduce this periodic turnover in our sales force and, as a result, we may lose sales opportunities, market share or customers. These events could have a material adverse effect on our business.



OUR REVENUES DEPEND ON LOW MARGIN CONSULTING ARRANGEMENTS



     In the last 12 months a significant percentage of our revenue has been derived from consulting services and, to a lesser extent, software license product support. The operating margins from revenues for such services are substantially lower than the operating margins from revenues for our software products. This disparity principally results from the low cost of materials, royalties and other costs of our software products, as compared with the relatively high personnel costs (including the higher cost of using outside consultants) incurred in providing consulting services.



     In addition, as the proportion of consulting and other service revenue increases, the overall margins will decrease accordingly. As a result of our reliance on consulting and other revenues, our overall operating margins may be lower than those for software companies that do not derive such a significant percentage of revenues from consulting and other services. In addition, our operating margins have in the past and may in the future vary significantly as a result of changes in the proportion of revenues attributable to products and services. These events could have a material adverse effect on the company.



IF WE CONTINUE TO EXPERIENCE LOSSES IN THE FUTURE, OUR BUSINESS, FINANCIAL CONDITION AND GROWTH PROSPECTS WILL SUFFER



     Over the five years ended June 30, 2000, we have experienced aggregate consolidated net losses of over $20.4 million, including net losses of $7.1 million for the year ended June 30, 2000. We had a net loss of $3.1 million for the nine months ending March 31, 2001. We may also have losses in future years. We may not be able to attain and maintain profitability.



     As of June 30, 2000, we had an accumulated deficit of $62.7 million, a cash and cash equivalent balance of $2.2 million, and a working capital balance of $1.3 million. As of March 31, 2001, we had an accumulated deficit of $66.2 million, a cash and cash equivalent balance of $5.9 million, and a working capital balance of $4.9 million. In addition, we had a net loss of $1.0 million for the nine months ended March 31, 2001. Available financing resources as of June 30, 2000 consist of a bank credit facility, which amounts to the lesser of $3.0 million, or 80% of eligible accounts receivable. At March 31, 2001, the amount of the bank credit facility available was $2.3 million. In addition, in March 2001, we raised $4.88 million in a private financing. We believe our cash and cash equivalents at March 31, 2001, along with expected cash generated from operations and available funds from equity arrangements and the credit facility, will be adequate to fund our operations through fiscal 2002. If revenues for the remainder of fiscal 2001 and fiscal 2002 do not meet management's expectations, and additional financing is not available, management has the ability to, and may, reduce certain planned expenditures to lower our operating costs, if required.

WE MAY BE REMOVED FROM NASDAQ SMALLCAP MARKET IF WE FAIL TO MEET CERTAIN MAINTENANCE CRITERIA



     To allow our common stock to remain listed for trading on the Nasdaq SmallCap Market, we are required to maintain a minimum capital and surplus of $2,000,000 as well as a closing bid price of at least $1.00 per share. In the past, our capital and surplus as well as our stock price have fallen temporarily below the Nasdaq minimum. Recently, our common stock traded below $1.00 per share, and in January 2001, we were notified by Nasdaq that we failed to meet the minimum bid requirement. Subsequently, the minimum bid of our common stock exceeded the $1.00 requirement for trading on Nasdaq, and on February 21, we were notified that we were in compliance with Nasdaq's maintenance criteria. Significant additional losses could adversely affect our ability to maintain the required minimum capital and surplus in the future and potentially impact our stock price.



LIQUIDITY OF OUR SHARES MAY BE SIGNIFICANTLY IMPAIRED IF OUR SHARES ARE REMOVED FROM THE NASDAQ SMALLCAP MARKET



     The public trading volume of our common stock and the ability of stockholders to sell their shares could be significantly impaired if we fail to meet the Nasdaq maintenance criteria and are removed from the Nasdaq SmallCap Market. In that case, our common stock would trade on either the OTC bulletin board, a regional exchange, or in the pink sheets. We may also become subject to the penny stock rules which apply to some equity securities that are not listed on Nasdaq. Penny stocks generally are equity securities with a price of less than $5.00 per share. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules. If our common stock becomes subject to the penny stock rules, investors purchasing shares under this prospectus may find it difficult to sell their shares in the future, if at all.



OUR STOCK PRICE MAY BE ADVERSELY AFFECTED BY FLUCTUATIONS IN OUR OPERATING RESULTS AND REVENUES


     Our quarterly revenues and operating results have in the past, and may in the future, vary significantly due to such factors as:


     - the information systems department budgets of our customers for both implementation and integration of CRM related applications as well as tools and solutions for integrated software applications that manage business processes;


     - the timing of new product introductions,

     - changes in our pricing policies and those of our competitors,

     - market acceptance of new products, and enhanced versions of existing products, and

     - the length of sales cycles.

     Although a significant portion of our revenues in each quarter result from orders received in that quarter, the majority of our expense levels are fixed, based on expectations of future revenues. In addition, a substantial amount of our quarterly revenues have typically been recorded in the third month of the fiscal quarter with a concentration of such revenues in the last half of the month. The timing of the closing of large license agreements increases the risk of quarter to quarter fluctuations. As a result, if revenues are not realized as expected, our operating results will be materially adversely affected. Accordingly, it is likely that we would experience disproportionate declines in our operating results if revenues were to decline. In addition, it is possible that in some future quarter our operating results will be below the expectations of public market analysts and investors. In such event, the price of our Common Stock would likely be adversely affected.

WE RECEIVE SUBSTANTIALLY ALL OF OUR SOFTWARE LICENSE PRODUCT REVENUES FROM TWO PRODUCTS



     We currently derive substantially all of our software license product revenue from LiveModel: SAP R/3 Edition and LiveInterface and expect this concentration to continue for the foreseeable future. We anticipate that the newly released web enabled version of LiveModel and LiveCapture, referred to as NetProcess, may be seen as an alternative to LiveModel. As a result, any factor adversely affecting the demand for, or pricing of, LiveModel and LiveInterface, or NetProcess, and related products and services would have a material adverse effect on our business and results of operations.



WE RECEIVED A LARGE PROPORTION OF OUR REVENUES FROM SALES OF PRODUCTS AND SERVICES TO A SINGLE CUSTOMER



     For the first nine months of fiscal 2001 and in fiscal 2000, revenues from the sale of products and services to one related party accounted for 14% and 18%, respectively, of total revenues. The level of revenues received from this customer may not continue in future periods. In addition, certain customers may account for a significant portion of net revenues in a particular quarter, which may lead to significant variations in quarterly results.



IF WE CANNOT ESTABLISH RELATIONSHIPS WITH IMPORTANT CHANNEL PARTNERS, OUR GROWTH WILL BE ADVERSELY AFFECTED


     In order to reach higher levels of revenue and sustainable growth, we may need channel partners for the sale, distribution and co-marketing of our products. Such partners may include:


     - SAP, AG,


     - consulting firms,

     - systems integrators, and

     - traditional software distributors or hardware or software companies with established distribution channels.


     We have an agreement with some global SAP, AG Implementation Partners to promote and/or to utilize our LiveModel: SAP R/3 Edition, as well as our LiveInterface product. These channel partners are instrumental in gaining acceptance of our modeling tools both for their consulting methodology as well as by their customers for continuing operating requirements. We anticipate that a portion of fiscal year 2001 revenues will be generated through these arrangements and other similar arrangements or agreements with consulting firms and hardware companies.


     We may not be able to achieve significant sales through our global implementation partner relationships. Also, we may not be successful in establishing additional channel partner arrangements, and even if such relationships are established, they may not prove to be commercially successful. In addition, our partners may utilize their relative size or financial strength to our disadvantage. These events could have a material adverse effect on us.


RISKS RELATING TO MANAGING A CHANGING BUSINESS


     Since inception, we have experienced changes in our operations, which have placed significant demands on our administrative, operational and financial resources. Our future performance will depend in part on our ability to manage change, both in our domestic and international operations, and to adapt our operational and financial control systems as necessary to respond to changes in our business. The failure of our management to effectively respond to and manage changing business conditions could have a material adverse effect on our business and results of operations.


WE FACE RISKS ASSOCIATED WITH OUR FOREIGN OPERATIONS



     Approximately 25% of our net revenues for the first nine months of fiscal year 2001, 37% of our net revenues for the fiscal year ended June 30, 2000 and 33% of our net revenues for the fiscal year ended

June 30, 1999 were attributable to international sales. Most international revenues to date have been derived from license revenues. We currently offer selected local language versions of our products. Although we intend to offer additional localized product releases in the future, such releases may not be successfully developed or, if developed, they may not achieve market acceptance.

     We face certain risks as a result of international sales. Our results could be affected adversely by short-term fluctuations in currency exchange rates. Additionally, our international operations may be affected by changes in demand resulting from long-term changes in interest and currency exchange rates. We are also subject to other risks associated with international operations, including:

     - tariff regulations and requirements for export licenses, particularly with respect to the export of certain technologies, which may on occasion be delayed or difficult to obtain,

     - unexpected changes in regulatory requirements,

     - longer accounts receivable payment cycles,

     - difficulties in managing international operations,

     - potentially adverse tax consequences,

     - economic and political instability,

     - restrictions on repatriation of earnings,

     - the burdens of complying with a wide variety of foreign laws, and

     - patterns of customers' staff vacations, especially in Europe, that may reduce our earnings in the first quarter.

     In addition, the laws of certain countries do not protect our products and intellectual property rights to the same extent, as do the laws of the United States. Such factors may have an adverse effect on our future international sales and, consequently, on our business and results of operations. With the exception of limited patent protection in Canada, we have no patents protecting our products in foreign markets.


OUR PROPRIETARY INFORMATION MAY NOT BE ADEQUATELY PROTECTED FROM ALL UNAUTHORIZED USE


     We regard our software as proprietary and attempt to protect it by relying upon copyrights, trade secret and patent laws and contractual nondisclosure safeguards as well as restrictions on transferability that are incorporated into its software license agreements. We license our software products to customers rather than transferring title. In spite of these precautions, it may be possible for competitors or users to copy aspects of our products or to obtain information that we regard as trade secrets without authorization, or to develop similar technology independently.

     In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. We license LiveInterface in a machine-independent form for users to install into their SAP R/3 systems. This practice increases the possibility of misappropriation or other misuse of our products. We have not required end-users of Kappa-PC (a PowerModel product) and
LiveModel: SAP R/3 Edition (and derivative editions), LiveAnalyst and LiveInterface to sign license agreements. Instead, the license agreements for these products are included in the product packaging, which explains that by opening the seal, the user agrees to the terms of the license agreement. It is uncertain whether "shrink-wrap" license agreements of this type are legally enforceable.

     Our first three patents, relating primarily to knowledge-based technology, were issued between June 1987 and May 1990. Our fourth patent with respect to certain technologies integrated in our PowerModel product was issued in May 1994. However, further patents may not be issued with respect to our products, and existing patent and copyright laws afford us only limited practical protection. Although we believe that our products and technology do not infringe on any existing proprietary rights of others, there exist several patents with claims that might extend to our products, which, together with the growing use of patents to protect software, has increased the risk that third parties may assert infringement claims against us in the future. Any such claims, with or without merit, could result in costly litigation or might require us to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to us or at all. We do not have insurance to cover the risk of infringement claims.

     In view of the rapid rate of technological change in the areas in which we do business and the uncertainty of the scope of the protection afforded by copyright and patent laws, we do not believe that copyrights or patents will be of major competitive advantage to us. Rather, we believe that we must rely primarily on the technical competence and creative ability of our personnel to improve and update our software products and create additional products in order to be successful.


IF THE SHARES REGISTERED IN THIS PROSPECTUS ARE SOLD INTO THE MARKET, OUR STOCK PRICE MAY DROP



     The trading price of our common stock is subject to wide fluctuations in response to:


     - variations in our actual or anticipated quarterly operating results,

     - announcements of our new products or technological innovations or those of our competitors, and

     - general conditions in the industry.


     In addition, our stock and the securities of high technology companies generally have experienced extreme price and volume trading volatility in recent years. This volatility may have a substantial effect on the market prices of securities of many high-technology companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.



     Sales or issuance of substantial amounts of our common stock by the holders of our preferred stock or warrants or others in the future could adversely affect the market price of the our common stock.



     In March 1997, we had a preferred stock offering for shares of Series B preferred stock. The Series B preferred stock may, at our option, be exchanged for convertible promissory notes of the Company issued with the same terms as the Series B preferred stock (the Notes). The Series B preferred stock or the Notes, if issued, are convertible into common stock at the election of the holders. We have registered for resale the shares of common stock issuable with respect to the Series B preferred stock.



     In March 2001, we sold shares of Series C preferred stock and warrants to purchase common stock. The shares of Series C preferred stock are convertible into common stock at the election of the holders. We are registering for resale the shares of common stock issuable upon conversion of the series C preferred stock and exercise of the warrants. If all the shares reserved for these purposed were issued, it would significantly increase the number of shares outstanding. Sales or issuance of substantial amounts of our common stock by the holders of the Series B preferred stock, Series C preferred stock, warrants or others in the future could adversely affect the market price of our common stock.



     Almost all of the outstanding shares of our common stock are eligible for sale in the public market. In addition, the holders of stock options could exercise their options and sell the vested shares in the public market. The sale of shares registered in this prospectus into the public market could adversely affect the market price of our common stock. A reduction in the market price may cause our shares to be removed from the Nasdaq SmallCap Market. See "Liquidity of our shares may be significantly impaired if our shares are removed from the Nasdaq SmallCap Market."

                          FORWARD-LOOKING INFORMATION


     Statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A number of risks and uncertainties, including those discussed under the caption "Risk Factors" above and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.


                                USE OF PROCEEDS


     We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We could receive up to $3,411,391 upon the exercise of the warrants. However, we do not know if any warrants will be exercised. We expect that any net proceeds from the exercise of the warrants will be used for working capital and general corporate purposes, including product development and marketing.

                              SELLING STOCKHOLDERS


     Of the shares offered by this prospectus, 4,337,778 of the shares are issuable upon conversion of our Series C preferred stock and 1,084,445 of the shares are issuable upon exercise of warrants to purchase common stock at an exercise price of $2.00 per share issued pursuant to the Series C preferred stock purchase agreement dated March 8, 2001. In June 2000, an aggregate of 1,446,126 shares were sold pursuant to the agreement for the purchase and sale of common stock, dated March 30, 1999, as amended, between the Company and Wechsler & Co., Inc. Pursuant to this agreement, the Company issued two warrants to Wechsler & Co., Inc., one to purchase 149,032 shares of common stock at an exercise price of $1.84525 per share and another to purchase 212,500 shares of common stock at an exercise price of $2.20 per share. In addition, 1,000,000 shares were sold pursuant to the common stock purchase agreement dated September 29, 2000 and 250,000 shares are issuable upon exercise of warrants to purchase common stock at an exercise price of $2.00 per share issued in connection with that financing. Also, 600,000 shares were acquired pursuant to the common stock purchase agreements dated December 28, 2000.



     The following table sets forth certain information regarding beneficial ownership of the Company's common stock by the selling stockholders as of April 30, 2001 and as adjusted to reflect the sale by selling stockholders of shares offered by this prospectus.



                                                  COMMON STOCK                         COMMON STOCK
                                               BENEFICIALLY OWNED                   BENEFICIALLY OWNED
                                               PRIOR TO OFFERING                      AFTER OFFERING
                                              --------------------   COMMON STOCK   -------------------
                   HOLDER                       NUMBER     PERCENT    TO BE SOLD     NUMBER     PERCENT
                   ------                     ----------   -------   ------------   ---------   -------
Anvil Investment Associates, L.P.(1)........     977,778     4.31%      977,778             0        0
Ashford Capital Partners, L.P.(2)...........   1,111,111     4.87%    1,111,111             0        0
Banner Partners Minaret(3)..................     750,000     3.34%      750,000             0        0
Berry, Art(4)...............................     485,482     2.22%      125,000       360,482     1.65%
Gibbons, Fred M.(5).........................      50,000        *        50,000             0        0
Greene, Alan K.(6)..........................      31,250        *        31,250             0        0
Micro Cap Partners, L.P.(7).................   1,584,445     6.80%    1,584,445             0        0
Micro-Mousse Partners, L.P.(8)..............     193,334        *       193,334             0        0
Morgenstern, Victor(9)......................     250,000     1.14%      250,000             0        0
Palo Alto Crossover Fund, L.P.(10)..........     609,555     2.74%      555,555        54,000        *
Sulier, Gregory(11).........................      31,250        *        31,250             0        0
UBTI Free, L.P.(12).........................     162,222        *       162,222             0        0
Wechsler & Co., Inc.(13)....................   7,456,921    31.95%    3,220,158     4,236,763    19.52%
William H. Draper, III Revocable
  Trust(14).................................      37,778        *        37,778             0        0
                                              ----------    -----     ---------     ---------    -----
  Total.....................................  13,731,126    56.95%    9,079,881     4,651,245    21.17%


-------------------------
  *  Less than 1%.


 (1) Includes 195,556 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00 per share, and 782,222 shares of common stock issuable upon conversion of 880 shares of Series C preferred stock, representing 18.03% of the outstanding Series C preferred stock. The general partner of Anvil Investment Associates, L.P. is Anvil Management Co., LLC for which Ashford Capital Management Inc. acts as the advisor. Theodore H. Ashford is CEO of Ashford Capital Management.



 (2) Includes 222,222 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00, and 888,889 shares of common stock issuable upon conversion of 1,000 shares of Series C preferred stock, representing 20.49% of the outstanding Series C preferred stock. The general partner of Ashford Capital Partners, L.P. is Ashcap Corp. for which Ashford Capital Management Inc. acts as the advisor. Theodore H. Ashford is CEO of Ashford Capital Management.

 (3) Includes 150,000 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00, and 600,000 shares of common stock issuable upon conversion of 675 shares of Series C preferred stock, representing 13.83% of the outstanding Series C preferred stock. The registered investment advisor of Banner Partners Minaret is William L. Edwards, the president of Palo Alto Investors, Inc.



 (4) Includes 45,000 shares of common stock issuable upon exercise of warrants with a weighted exercise price of $2.67, 40,000 shares of common stock issuable upon exercise of options, and 33,736 shares of common stock issuable upon conversion of Series A preferred stock. Mr. Berry is a director of the Company.



 (5) Includes 10,000 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00, and 40,000 shares of common stock issuable upon conversion of 45 shares of Series C preferred stock, representing less than 1% of the outstanding Series C preferred stock. The registered investment advisor for Mr. Gibbons is William L. Edwards, the president of Palo Alto Investors, Inc.


 (6) Includes 6,250 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00.


 (7) Includes 316,889 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00, and 1,267,556 shares of common stock issuable upon conversion of 1,426 shares of Series C preferred stock, representing 29.22% of the outstanding Series C preferred stock. Palo Alto Investors, Inc., is a manager of Palo Alto Investors LLC, which is a general partner of Micro Cap Partners L.P. Mr. Edwards is the president of Palo Alto Investors, Inc.



 (8) Includes 38,667 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00, and 154,667 shares of common stock issuable upon conversion of 174 shares of Series C preferred stock, representing 3.57% of the outstanding Series C preferred stock. Palo Alto Investors, Inc., is a manager of Palo Alto Investors LLC, which is a general partner of Micro-Mousse Partners L.P. Mr. Edwards is the president of Palo Alto Investors, Inc.


 (9) Includes 50,000 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00.


(10) Includes 111,111 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00, and 444,444 shares of common stock issuable upon conversion of 500 shares of Series C preferred stock, representing 10.25% of the outstanding Series C preferred stock. Palo Alto Investors, Inc., is a manager of Palo Alto Investors LLC, which is a general partner of Palo Alto Crossover Fund, L.P. Mr. Edwards is the president of Palo Alto Investors, Inc.



(11) Includes 6,250 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00. Gregory Sulier is an executive vice president of the Company.



(12) Includes 32,444 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00, and 129,778 shares of common stock issuable upon conversion of 146 shares of Series C preferred stock, representing 2.99% of the outstanding Series C preferred stock. Palo Alto Investors, Inc., is a manager of Palo Alto Investors LLC, which is a general partner of UBTI FREE, L.P. Mr. Edwards is the president of Palo Alto Investors, Inc.



(13) Includes 994,032 shares of common stock issuable upon exercise of warrants with a weighted exercise price of $2.7288, 45,000 shares issuable upon exercise of stock options, and 792,794 shares of common stock issuable upon conversion of the Series A preferred stock. Mr. Wechsler is the chairman of the Board of Directors of the Company.


(14) Includes 7,556 shares of common stock issuable upon exercise of a warrant with an exercise price of $2.00, and 30,222 shares of common stock issuable upon conversion of 34 shares of Series C preferred stock, representing less than 1% of the outstanding Series C preferred stock.

                          DESCRIPTION OF CAPITAL STOCK


     As of the date of this prospectus, the authorized capital stock of the Company consists of 50,000,000 shares of common stock, with a par value of $.001, and 2,000,000 shares of preferred stock, with a par value of $.001.



COMMON STOCK



     As of March 8, 2001, there were 21,706,007 shares of common stock outstanding. The shares were held of record by approximately 441 stockholders. As of March 8, 2001, approximately 7,908,070 shares of common stock were reserved for issuance upon the conversion of outstanding shares of Series A preferred stock, Series B preferred stock and Series C preferred stock. In addition, up to 351,360 shares of common stock may be issuable by the Company in lieu of cash dividends on the preferred stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of Directors. The holders of the common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available therefor subject to the prior rights, if any, of holders of preferred stock. In the event of liquidation or dissolution of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences, if any, of any outstanding shares of preferred stock.



     Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities. All of the outstanding shares of common stock are fully paid and nonassessable.



PREFERRED STOCK



     As of March 8, 2001, there were 430,133 shares of Series A preferred stock, 5,420 shares of Series B preferred stock and 4,880 shares of Series C preferred stock outstanding. The preferred stock was held of record by 17 stockholders. Each share of Series A preferred stock is convertible at the option of the holder into two shares of our common stock, subject to adjustments for dilutive events, and carries 10% cumulative dividends. Each share of Series B preferred stock is convertible at the option of the holder into 500 shares of our common stock, subject to adjustment for dilutive events, and carries 8% cumulative dividends. The Series B preferred stock may be exchanged, at the option of the Company for convertible promissory notes of the Company (the "Notes"). Each share of Series C preferred stock is convertible at the option of the holder into approximately 889 shares of our common stock, subject to adjustment for dilutive events and changes in our stock price, and carries 8% cumulative dividends which, at the Company's election, may be paid in cash or common stock for dividends payable through February 1, 2002. Except as noted below, the Series A preferred stock, Series B preferred stock and Series C preferred stock have no voting rights unless dividend payments are more than two years in arrears, at which time the outstanding shares of preferred stock shall have the right to vote with the common stockholders as one class, with the number of votes equal to the number of shares of common stock into which the outstanding shares of preferred stock are convertible. The holders of Series C preferred stock have a right to elect one director to the Board of Directors. The outstanding shares of preferred stock have the right to receive a preference in the event of any liquidation or winding up of the Company.



     The Board of Directors may issue additional shares of preferred stock from time to time in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions thereof, as are determined by resolution of the Board of Directors of the Company. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock.

WARRANTS


     As of March 21, 2001, we had outstanding warrants to purchase 1,936,945 shares of common stock, at a weighted average exercise price of $2.5343 per share. Such warrants expire on various dates, the latest of which is June 26, 2006. In connection with the Series C preferred stock financing, we issued 1,084,445 warrants, which are exercisable for $2.00 per share of common stock at any time prior to March 8, 2006. In June 2000, we issued two warrants to Wechsler & Co, Inc., one to purchase 361,532 shares of common stock at an exercise price of $1.84525 per share and another to purchase 250,000 shares at an exercise price of $2.20 per share. These warrants are exercisable at any time prior to June 19, 2005 and June 30, 2005, respectively. In September 2000, in connection with a private financing, we issued warrants to purchase 250,000 shares of common stock at an exercise price of $2.00 per share, exercisable at any time prior to September 29, 2005.


                              PLAN OF DISTRIBUTION


     All or a portion of the shares of common stock offered hereby by the selling stockholders may be delivered and/or sold in transactions from time to time on the over-the-counter market at prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices and/or may also be used to cover any short positions previously established. The selling stockholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders. The selling stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to indemnify the selling stockholders with respect to the shares offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act.



     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such Shares commissions computed as described above.


     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to the common stock of the company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling security holders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the company's common stock by the selling security holders.


     Each selling stockholder will pay all commissions, transfer taxes and other expenses associated with the sale of securities by such selling stockholder. The shares offered hereby are being registered pursuant to contractual obligations of the Company, and the Company has paid the expenses of the preparation of this prospectus. The Company has not made any underwriting arrangements with respect to the sale of shares offered hereby.

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for the Company by Heller Ehrman White & McAuliffe, LLP, Menlo Park, California, counsel to the Company in connection with the offering.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on form 10-KSB for the year ended June 30, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee.........  $ 2,412
Legal fees and expenses.....................................  $40,000
Accounting fees and expenses................................  $15,000
Nasdaq Listing Fee..........................................  $17,500
Miscellaneous...............................................  $    88
                                                              -------
  Total.....................................................  $75,000
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The registrant has the power to indemnify its officers and directors against liability for certain acts pursuant to Section 145 of the General Corporation Law of the State of Delaware. Section A of Article Ninth of the registrant's Certificate of Incorporation provides:

          1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expense, liability and loss (including attorneys' fees, judgments, fines, Employee Retirement Income Security Act of 1974, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

          2. Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.



          3. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.



ITEM 16. EXHIBITS



EXHIBIT                           DESCRIPTION
-------                           -----------
  3.1*    Certificate of Designation, Preferences and Rights of the
          Series C preferred stock
  5       Opinion of Heller Ehrman White & McAuliffe, LLP
 10.1*    Series C preferred stock purchase agreement dated March 8,
          2001
 10.2*    Form of warrant to purchase common stock dated March 8, 2001
 10.3*    Common stock purchase agreement dated September 29, 2000
 10.4*    Form of warrant to purchase common stock dated September 29,
          2000
 10.5*    Common stock purchase agreement dated December 28, 2000
 10.6*    The agreement for the purchase and sale of common stock
          dated March 30, 1999, as amended
 10.7*    Warrant to purchase common stock dated June 19, 2000
 10.8*    Warrant to purchase common stock dated June 30, 2000
 23.1     Consent of Heller Ehrman White & McAuliffe, LLP (filed as
          part of Exhibit 5)
 23.2     Consent of Ernst & Young LLP, Independent Auditors


-------------------------

* Previously filed



ITEM 17. UNDERTAKINGS



     A. The undersigned registrant hereby undertakes:


          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement,

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on this 17th day of May, 2001.


                                          INTELLICORP, INC.


                                          By:     /s/ JEROME F. KLAJBOR

                                            ------------------------------------

                                                     Jerome F. Klajbor


                                                  Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                      TITLE                         DATE
                  ---------                                      -----                         ----
            /s/ RAYMOND G. MOREAU                      Chief Executive Officer             May 17, 2001
---------------------------------------------        (Principal Executive Officer)
              Raymond G. Moreau

                      *                                        Director                    May 17, 2001
---------------------------------------------
               Kenneth H. Haas

            /s/ JEROME F. KLAJBOR               Chief Financial Officer and Secretary      May 17, 2001
--------------------------------------------- (Principal Financial and Accounting Officer)
              Jerome F. Klajbor

                      *                                        Director                    May 17, 2001
---------------------------------------------
           Katharine C. Branscomb

                      *                           Chairman of the Board of Directors       May 17, 2001
---------------------------------------------
             Norman J. Wechsler

                      *                                        Director                    May 17, 2001
---------------------------------------------
               Arthur W. Berry

                      *                                        Director                    May 17, 2001
---------------------------------------------
             Robert A. Lauridsen

                      *                                        Director                    May 17, 2001
---------------------------------------------
               Elmer F. Fisher

         *By: /s/ JEROME F. KLAJBOR
  ----------------------------------------
              Jerome F. Klajbor
              Attorney-in-Fact